March 9, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Beverly Singleton

Staff Accountant

Mail Stop 3561

Re:	Atlas Air Worldwide Holdings, Inc. Item 4.01 Form 8-K Filed February 27, 2007 File No. 1-16545

Dear Ms. Singleton:

The purpose of this letter is to respond to the staff’s comments as set forth in your letter of March 2, 2007 to Michael L. Barna, Senior Vice President and Chief Financial Officer of Atlas Air Worldwide Holding, Inc. (“Atlas”), with respect to the Current Report on Form 8-K filed by Atlas with the Commission on February 27, 2007 (the “8-K Report”). For your convenience, I have also set forth below each of the staff’s comments.

Item 4.01 – Changes in Registrant’s Certifying Accountants

1.

Comment: Upon the filing of your December 31, 2006 Annual Report on Form 10-K, please file an amendment to this Item 4.01 Form 8-K disclosing that your auditor-client relationship with Ernst & Young LLP has effectively ceased. The amendment should indicate the type of opinion rendered for each of the two years ended December 31, 2006 and whether there were any disagreements and reportable events during the two years ended December 31, 2006 and the subsequent period through the effective date of dismissal of Ernst & Young LLP.

Response: Atlas will file an amendment to the 8-K Report to provide the disclosure requested in Comment 1 above.

2.

Comment: The amendment should be filed within four days after filing your December 31, 2006 Annual Report on Form 10-K, and should include an updated Exhibit 16 letter from Ernst & Young LLP indicating whether or not they agree with your revised disclosures.

Response: Atlas will file an amendment to the 8-K Report within the time period prescribed in Comment 2 above. Such amendment will include an updated Exhibit 16 letter from Ernst & Young LLP.

3.

Comment: Further, upon the effective date of engagement of PricewaterhouseCoopers LLP, please file an amended Item 4.01 Form 8-K disclosing that such independent accountant has been effectively engaged and the date thereof. We refer you to Item 3.04(a)(2) of Regulation S-K.

Response: Atlas engaged PricewaterhouseCoopers LLP as its principal outside accounting firm on March 1, 2007. Atlas filed a Current Report on Form 8-K/A with the Commission on March 7, 2007 to report such event.

Atlas acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) SEC staff comments or changes to disclosure by Atlas in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss any part of this letter, please contact me at (914) 701-8129 or Adam R. Kokas, Senior Vice President, General Counsel and Secretary, at (914)701-8576.

Very truly yours,

Atlas Air Worldwide Holdings, Inc.

/s/ Michael L. Barna
Michael L. Barna
Senior Vice President
and Chief Financial Officer

cc:	William J. Flynn, President and Chief Executive Officer
John W. Dietrich, Executive Vice President and Chief Operating Officer